Exhibit 99.1

VIQ Solutions Closes Oversubscribed Private Placement Financing

PHOENIX, Arizona – August 2, 2023 – VIQ Solutions Inc. (“VIQ”, “VIQ Solutions” or the “Company”) (TSX and Nasdaq: VQS) today announces that it has closed a non-brokered, oversubscribed, private placement of 5,800,000 units of the Company (“Units”) at a price per Unit of US$0.31 for aggregate gross proceeds of US$1,798,000 (the “Offering”). Each Unit consists of one common share of the Company (each, a “Common Share”) and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Common Share at an exercise price of US$0.31 per Common Share until June 30, 2024.

VIQ intends to use the net proceeds from the Offering to fund additional proprietary domain specific AI models, as well as for working capital and general corporate purposes.

The Units will be subject to a four-month hold period commencing on the closing date of the Offering pursuant to National Instrument 45-102 – Resale of Securities. The Common Shares, Warrants and shares issuable upon exercise of the Warrants are “restricted securities” under US securities laws and may not be resold except pursuant to an exemption from the US registration requirements.

About VIQ

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

For more information about VIQ, please visit viqsolutions.com.

Related Party Disclosure

The issuance of 1,583,333 Units under the Offering to Brad Wells constituted a “related party transaction” pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is exempt from the formal valuation requirement and the minority shareholder approval requirement of MI 61-101 in connection with the insider participation in reliance on sections 5.5(a) and 5.7(1)(a) of MI 61-101, as the aggregate value of the insider participation does not exceed 25% of the market capitalization of the Company. The Company did not file a material change report in respect of the Offering at least 21 days before the closing of the Offering, which the Company deems reasonable in the circumstances in order to complete the Offering in an expeditious manner.

Forward-looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information (“forward-looking statements”) under applicable securities legislation. Such forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this news release include, but are not limited to, those statements with respect to the intended use of proceeds from the Offering. Forward-looking statements are based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the Company’s business plans and goals. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this news release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s annual report for the year ended December 31, 2022 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this news release are made as of the date of this news release, and the Company expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Media:

Laura Haggard

Chief Marketing Officer, VIQ

Phone: (800) 263-9947

Email: marketing@viqsolutions.com